EXHIBIT 99.1

January 9, 2019 News Release 19-01

Brucejack Mine 2018 Production Update

Vancouver, British Columbia, January 9, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) reports full year and fourth quarter 2018 gold production results and summary for its underground Brucejack Mine.

Full Year 2018 Production Summary		Fourth Quarter 2018 Production Summary
■	376,012 ounces of gold produced (achieving 97% of guidance of 387,000 ounces for the full year)	■	96,342 ounces of gold produced (achieving 95% of guidance of 200,000 ounces for the second half of 2018)
■	11.9 grams per tonne gold mill feedgrade (12.9 g/t for Q2-Q4 with grade control program implemented)	■	11.5 grams per tonne gold mill feed grade
■	97.3% gold recovery rate	■	97.0% gold recovery rate
■	1,005,603 tonnes of ore milled	■	267,048 tonnes of ore milled
■	2,755 tonnes per day ore milled	■	2,903 tonnes per day ore milled

Fourth Quarter 2018 Company Highlights
■
Repurchased 100% of the construction financing 8% precious metals stream for US$237 million
■
Closed US$480 million bank debt facility to refinance construction credit facility
■
Received amended permits to increase production to 3,800 tonnes per day
■
Ended the quarter after repurchasing the stream with a cash position over US$45 million as of December 31, 2018

“We ended 2018 on a successful note with the closing of the bank debt facility, repurchase of our precious metals stream, payout of our construction credit facility, receipt of amended permits to increase production to 3,800 tonnes per day and production of over 376,000 ounces of gold, all in our first calendar year of production which included six months of ramp up,” said Pretivm President & CEO Joseph Ovsenek. “Our successes can be attributed to the hard work of our team and the consistent profitability of the high-grade Brucejack Mine - the cornerstone of our plan to build Pretivm as a Tier 1 Canadian gold producer.”

2018 Gold Production at Brucejack

Commercial production commenced at the Brucejack Mine in July 2017, with ramp-up continuing into the first half of 2018 and steady-state production achieved in July 2018. Key advances over the course of mining in 2018 have included the implementation in the first quarter of the grade control program into short-term mine planning.

Mr. Ovsenek continued “As we have discussed in the past, the high variability of the gold mineralization throughout the Valley of the Kings deposit is a key characteristic of the Brucejack Mine and gold production is managed with grade control, the sequence of the mine plan and the availability of stopes for optimal grade blending. As we continue to generate significant cash flow, we will build on what we have learned mining the gold mineralization at the Valley of the Kings over the first six quarters of production to further refine our grade control program and mining methods in order to reduce dilution and optimize grade to the mill.”

During the fourth quarter, the grade control program over-called actual mill production of 96,342 ounces of gold, resulting in the mine producing 188,983 ounces of gold for the second half of 2018, or 95% of gold production guidance of 200,000 ounces. The grade control program will continue to be refined over the coming quarters to improve short-term grade estimation and predictability. The mine produced 376,012 ounces of gold for the full year 2018, achieving 97% of gold production guidance of 387,000 ounces.

A review of mining methods is underway to potentially reduce dilution and development costs with the use of longitudinal long-hole stoping.

2019 Catalysts

A specific timeline for ramp-up to the 3,800 tonnes per day production rate, along with production and cost guidance for 2019 is expected later in the quarter. Minor mill upgrades to support the production rate increase are required and will be completed during regularly scheduled mill shutdowns.

Grade reconciliation for 2018 and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine will be provided later this quarter or early next quarter.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for the Brucejack Mine grade control program and the Brucejack Mine exploration drilling.

Fourth Quarter 2018 Operational and Financial Results – Webcast and Conference Call

Pretivm plans to release its fourth quarter and year-end 2018 operational and financial results after market close on Thursday, February 14, 2019. The webcast and conference call to discuss these results will take place Friday, February 15, 2019 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, February 15, 2019 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This news release contains “forward-looking information” and or, “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: the release of the Company’s fourth quarter and year-end 2018 operational and financial results; production and cost guidance (including without limitation, all-in sustaining cost guidance) and the timing thereof; anticipated results of our operations; our planned mining, exploration and development activities; our mining methods, operational grade control program and grade variability; ramp-up of the Brucejack Mine to 3,800 tonnes per day production rate and mill upgrades to support the same, and the timing thereof; the reconciliation for 2018 and the reconciliation of the global resource model for the Valley of the Kings, and the anticipated timing thereof; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources, including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, the update to the mineral resource and mineral reserve estimates for the Brucejack Mine and the anticipated timing thereof; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling and timing of such results; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our mineral resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2018, Form 40-F dated March 28, 2018 and other applicable disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

3